Mail Stop 3010

February 23, 2010

Mr. James Lusk
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

Re: ABM Industries Incorporated
        Form 10-K for the year ended October 31, 2008
        Filed December 22, 2008
        Form 10-K for the year ended October 31, 2009
        Filed December 22, 2009
        File No. 001-08929

Dear Mr. James Lusk:

        We have reviewed your response letter dated January 15, 2010 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

General

  1. Please note that our review of your responses to certain outstanding comments is still in process as we await the additional information requested during our teleconference on February 17, 2010.

Form 10-K for the year ended October 31, 2009

Financial Statements and Notes

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Trade Accounts Receivable Allowances, page 46

  2. Your response to comment one includes a discussion of a $3.8 million specific reserve and an $8.7 million reserve related to bad debts and sale allowances.

Reconcile this characterization with your accounting policy disclosure and the amounts reported in your Schedule of Consolidated Valuation Accounts on page 74. Additionally, we note that your Schedule of Consolidated Valuation Accounts reflects a significant increase in charges to costs and expenses in your sales allowance during 2009. We further note that your accounting policy states that the sales allowance estimate is based on an analysis of the historical rate of sales adjustments. Please describe the reasons for the increase in sales allowances during 2009 and your assessment for the adequacy of the reserve as of October 31, 2009.

Note 11 – Commitments and Contingencies

Contingencies, page 61

3. We note that your response to comment seven contradicts your disclosure which states that the claim was settled in the year ended October 31, 2008. Please advise.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant